FRAMEWORK AGREEMENT

BY AND AMONG

Jingwei International Limited，

Shenzhen Xinguochuang Information Technology Limited,

AND

Shanghai Haicom Limited

DATED AS OF October 8, 2010

FRAMEWORK AGREEMENT

     THIS FRAMEWORK AGREEMENT (this "Agreement") is entered into as of October 8, 2010，by and among Jingwei International Limited, a Nevada corporation (the "Company" ), Shenzhen Xinguochuang Information Technology Limited, a corporation registered in Shenzhen, China, and a wholly owned subsidiary of the Company (“Acquistion Sub”), and Shanghai Haicom Limited, a corporation registered in Shanghai, China (“Haicom”).

RECITALS

     A. The Boards of Directors of the Company, Acquisition Sub and Haicom deem it advisable and in the best interests of each corporation and their respective shareholders that the Acquistion Sub acquire all of the outstanding equity interests in Haicom ( “Haicom Shares”) in order to advance the long-term business interests of the Company, the Acquisition Sub and Haicom;

     B. The acquisition of Haicom’s equity interests shall be effected through a purchase of Haicom Shares by the Acquisition Sub in accordance with the terms of this Agreement and the related Chinese corporation laws, as a result of which Haicom shall become a wholly owned subsidiary of the Acquisition Sub (the “Transaction”);

     C. The respective Boards of Directors of the Company, the Acquisition Sub and Haicom deem it advisable and in the best interests of their respective shareholders to consummate the Transaction and hereby acknowledge that the Company, the Acquisition Sub and Haicom shall work towards the consummation of the Transaction and expect to enter into a Share Purchase Agreement (an “SPA”) which shall set forth the definitive terms and conditions of the Transaction.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the Company, the Acquisition Sub and Haicom agree as follows:
ARTICLE I
THE TRANSACTION

1.1    Purchase and Sale.  Upon the terms and subject to the conditions of an SPA and this Agreement, at the closing date set forth in an SPA (the “Closing Date”), Haicom Shareholders shall sell, convey, transfer, assign and deliver to Acquisition Sub, and Acquisition Sub shall purchase from Haicom Shareholders, Haicom Shares free and clear of all liens.

1.2          Purchase Price.  The Company, the Acquisition Sub and Haicom hereby agree to the following terms and conditions with respect to the Transaction:

(a)           Acquisition Sub and the Company shall purchase all of Haicom Shares from the shareholders of Haicom at a purchase price of RMB 55 million, i.e. $ 8.2 million as of October 8, 2010 (the “Purchase Price”), the payment of which shall be made in accordance with the following schedule:
i.	RMB 10 million in cash will be paid to Haicom Shareholders within one week after the signoff of this Agreement as a deposit.

ii.	RMB 20 million in cash will be paid to Haicom Shareholders within one week after the completion of transfer of Haicom Shares and other required registration legalities.

iii.	After the completion of the Company’s 2010 fiscal year, the Company will pay RMB 5 million in cash on 04/22/2011 to Haicom Shareholders.

iv.
After the completion of the Company’s 2011 fiscal year, the Company will issue additional 667,802 Common Shares (“Contingent Shares”), worth of RMB 20 million to Haicom Shareholders on 01/31/2012,  (based on the average closing price of the Company’s common stock on the NASDAQ National Market for the fifteen trading days immediately preceding the effective date of this Agreement), contingent upon the achievement of a minimum level of revenue and earnings targets by the acquired business for the fiscal year ending December 31, 2011.  The schedule of granting of the Company shares to Haicom is as follows.

•
If the revenue achieved by the acquired business is higher than RMB 36 million and the net income is higher than RMB 12 million in 2011 (the “Minimum Guarantee”), the Contingent Shares will be granted in full.

•	If either revenue or net income completed is less than 50% of the Minimum Guarantee, then no Contingent Shares will be granted.
•	If either revenue or net income completed is equal to or less than 70% but equal to or more than 50% of the Minimum Guarantee, then half of the Contingent Shares will be granted.
•
If either revenue or net income completed is equal to or less than 100% but more than 70% of the Minimum Guarantee, then a revenue completion rate or a net income completion rate will be calculated by dividing the actual results by the Minimum Guarantee. The lower completion rate between the two will be used to multiply by the Contingent Shares to decide on the actual payout.

v.
Haicom Shareholders will return the deposit fully, if the share transfer is not completed by November 30, 2010. In addition, the party that has caused the delay will have to pay the other party RMB 2 million as a penalty.

1.3  Delivery of Company Shares.

(a)           At or prior to the Closing, the Company, Acquisition Sub and Haicom shall jointly prepare and cause to be filed with the State Administration for Industry & Commerce of the People's Republic of China applications for registration changes in Articles of Incorporation, legal representative and business license of Haicom, in such form in accordance with the relevant Chinese corporate laws. The Transaction shall become effective upon the approval of the above mentioned registration changes.

(b)           Upon the approval of the registration changes described in Section 1.3(a) (the “Effective Time”), Haicom shall become a wholly owned subsidiary of Acquisition Sub, and continue its operation.

 1.4 Articles of Incorporation.

     At the Effective Time, the Articles of Incorporation of Haicom, as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety so as to conform to the Articles of Incorporation of the Acquisition Sub.

     At the Effective Time, the By-laws of Haicom, as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety so as to conform to the By-laws of the Acquisition Sub,

1.5 Directors and Officers of Acquisition Sub.

          (a) The directors of the Acquisition Sub immediately prior to the Effective Time shall be the initial directors of Haicom after the Transaction, each to hold office in accordance with the Articles of Incorporation and By-laws of the Acquisition Sub.  The Company shall thereafter be entitled to designate all directors on Haicom’s Board.

          (b) The officers of Haicom immediately prior to the Effective Time shall be the initial officers of Haicom after merger, each to hold office in accordance with the Articles of Incorporation and By-laws of the Acquisition Sub.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF HAICOM

Haicom represents and warrants to the Company and the Acquisition Sub as follows:

  2.1 Management Team

Haicom shareholders promise to help retain the core management team in the next twenty four months after the merger.

 2.2 No Undisclosed Liabilities.

Except as disclosed in Haicom financial statements provided prior to the date of this Agreement or in the consolidated unaudited balance sheet of Haicom as of August 31, 2010, Haicom and its Subsidiaries do not have any liabilities (whether accrued, absolute, contingent or otherwise) of a type that would be required by GAAP to be reflected on a consolidated balance sheet of Haicom and its Subsidiaries (including the notes thereto), except for liabilities that, individually or in the aggregate, would not result in above RMB 100,000, or USD 14,925 as of October 8, 2010.

2.3 Guarantee

Haicom has made no guarantee for another’s obligation, including business entity as well as  individuals.

2.4 Litigation.

     There is no action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of Haicom, threatened against Haicom, or any of its assets, properties or rights. There are no judgments, orders, settlements or decrees outstanding against Haicom. As of the date of this Agreement, no officer or director of Haicom is a defendant in any action or, to the knowledge of Haicom, the subject of any investigation commenced by any Governmental Entity with respect to the performance of his or her duties as an officer and/or director of Haicom.

2.5 The Other Representations and Warranties will be made in the SPA.

ARTICLE III

EXPENSES

3.1 Expenses.

(a)
All out-of-pocket expenses related to an independent accountant and a business appraiser in connection with or related to the investigation, due diligence examination, authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, and the closing thereof, shall be paid by the Company.

(b)	All the other expenses shall be paid by the party incurring such expenses, whether or not the Transaction is consummated.

ARTICLE IV

MISCELLANEOUS

 4.1 Governing Law

This Agreement shall be construed in accordance with and governed by the laws of the People’s Republic of China without giving effect to the conflict of laws principles thereof. In case of disputes between Haicom Shareholders and the Acquisition Sub, both sides should try to negotiate their own settlement first. If the disputes have not been resolved after 30 days, either side has the right to file a law suit against the other to its local court.

4.2 Amendment

This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after receipt of the Required Company Shareholder Vote in favor of the adoption of Haicom Voting Proposal, but, after receipt of any such Required Company Shareholder Vote, no amendment shall be made which by law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

4.3 Others

In case of discrepancy between the English translation and the original Chinese text, the Chinese edition of this Agreement shall prevail. In the event of any discrepancy with the SPA in key terms, the key terms of this Agreement shall control. All the other matters related to this share purchase will be stipulated in the SPA.

IN WITNESS WHEREOF, the Company, the Acquisition Sub and Haicom have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

JINGWEI INTERNATIONAL LIMITED

By:

Name:

Title:

SHENZHEN XINGUOCHUAN INFORMATION TECHNOLOGY LTD.

By:

Name:

Title:

SHANGHAI HAICOM LIMITED

By:

Name:

Title: